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Exhibit 8.3

May 26, 2022

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada, M5X 1A1

Ladies and Gentlemen:

We are rendering this opinion as special Canadian tax counsel to Bank of Montreal, a bank organized under the laws of Canada (the “Bank”), in connection with the Bank’s pre-effective amendment to a Form F-3 registration statement (File No. 333-264388) (the “Pre-Effective Amendment No. 1”). The Pre-Effective Amendment No. 1 was filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2022 and amends a registration statement on Form F-3 filed on April 20, 2022. It registers, among other securities, Senior Debt Securities, including up to US$42,000,000,000 aggregate principal amount of the Bank’s Senior Medium-Term Notes, Series H and I (the Senior Medium-Term Notes, Series I, the “Notes”), to be issued from time to time pursuant to a prospectus supplement dated May 25, 2022 (the “Prospectus Supplement”) to the prospectus dated May 25, 2022 forming a part of the Pre-Effective Amendment No. 1 (the “Prospectus”) and the Indenture dated as of January 25, 2010 between the Bank and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee, as supplemented by the first supplemental indenture thereto, dated as of September 23, 2018, between the Bank and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee, and the third supplemental indenture thereto, dated as of May 26, 2022, among the Bank, The Bank of New York Mellon, as trustee with respect to the Notes, and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association.

We are qualified to practice law only in the Province of Ontario. We express no opinion as to the laws of any jurisdiction other than those of the Province of Ontario and the federal laws of Canada applicable therein in effect on the date hereof.

We have reviewed the discussion set forth under the heading “Certain Income Tax Consequences – Certain Canadian Income Tax Considerations” in the Prospectus Supplement. Based upon current law, we adopt such discussion as our opinion with respect to the material Canadian federal income tax consequences of the purchase, ownership and disposition of Notes, subject to the qualifications and limitations set forth in such discussion. We also confirm as our opinion the discussion of the material Canadian federal income tax consequences of the purchase, ownership and disposition of Notes contained in any prospectus supplement, product supplement or pricing supplement in which we are named as the provider of such opinion, subject to the qualifications and limitations set forth in such discussion.

We consent to your filing a copy of this opinion as Exhibit 8.3 to a Current Report on Form 6-K, which will be incorporated by reference into the Registration Statement. In giving such permission, we do not admit hereby that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder. This opinion is expressed as of the date hereof and the date of any prospectus supplement, product supplement or pricing supplement in which we are named as the provider of a Canadian tax opinion contained therein. We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law after the date of this letter or the date of such prospectus supplement, product supplement or pricing supplement.

Yours truly, /s/ Torys LLP